

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2019

Robert Sanchez
Chairman and Chief Executive Officer
Ryder Sytem, Inc.
11690 N.W. 105th Street
Miami, FL 33178

     Re: Ryder Sytem, Inc.
         Form 10-K for the Year Ended December 31, 2018
         Filed February 21, 2019
         File No. 001-04364

Dear Mr. Sanchez:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Scott Parker